SEC FILE NUMBER
333-110117

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

     (Check one): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2004

☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F	☐ Transition Report on Form N-SAR
☐ Transition Report on Form 11-K

For the Transition Period Ended: _____________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Ardent Health Services LLC

Full Name of Registrant

Former Name if Applicable

One Burton Hills Blvd., Suite 250

Address of Principal Executive Office (Street and Number)

Nashville, TN 37215

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     As previously reported, on September 30, 2004, Ardent Health Services LLC (“Ardent”) announced that it had initiated an internal review of certain accounting practices at Lovelace Sandia Health System, Inc., a subsidiary of Ardent which is headquartered in Albuquerque, New Mexico. The filing of Ardent’s Form 10-Q for the third quarter of 2004 has been delayed to provide additional time for Ardent’s Audit Committee to complete the internal review. Ardent anticipates that the internal review will be completed and the Form 10-Q and any other required filings will be filed by the middle of January 2005.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

R. Dirk Allison	(615) 296-3000

(Name)	(Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☐ Yes ☒ No

     Ardent is required to file an amendment to its Form 8-K dated August 12, 2004 to provide certain required historical and pro forma financial information relating to its acquisition of substantially all of the operating assets of Hillcrest HealthCare System. As a result of the internal review discussed in Part III above, Ardent was unable to file the amendment within the time period specified by Form 8-K. Ardent anticipates that the internal review will be completed and the amendment to the Form 8-K will be filed by the middle of January 2005.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Ardent’s results of operations as reflected in its earnings statements for the third quarter of 2004 are expected to be significantly different from the third quarter of 2003 as a result of, among other things, the previously announced acquisition of Hillcrest HealthCare System on August 12, 2004 and other acquisitions and divestitures that occurred during or after the third quarter of 2003. Due to the internal review discussed in Part III above, Ardent is unable to provide a reasonable estimate of the significant changes to its results of operations for the third quarter of 2004 as compared to the third quarter of 2003. The internal review may result in a restatement of one or more prior periods.

Ardent Health Services LLC

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 16, 2004	By:	/s/ R. Dirk Allison
R. Dirk Allison
Executive Vice President and Chief Financial Officer

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